

To the Holders of:
Structured Asset Trust Unit Repackagings (Saturns)
J.C. Penney Company, Inc. Debenture Backed
                     Series 2007-1
CUSIP NO.   80412E202
CUSIP NO.   80412EAA1

Distribution Date   September 3, 2013

U.S. Bank National Association, as Trustee for the Trust, hereby gives notice with respect to the Distribution Date as follows:

The amount of the distribution payable to the Certificateholders on the Distribution Date allocable to principal and premium, if any, and interest, is as set forth below:

Beginning Principal/Unit Amount	Principal Payment	Ending Principal/Unit Amount	Fixed Rate	Accrual Days	Day Count	Fixed Interest Amount Due	Aggregate Interest Due and Unpaid	Total Distribution
$54,500,000.00	$0.00	$54,500,000.00	7.00000%	180	30/360	$1,907,500.00	$0.00	$1,907,500.00
$3,390.00	$0.00	$3,390.00	47.771 Rate per Unit	n/a	30/360	$164,813.00	$0.00	$164,813.00

Underlying Security	PENNEY J C INC DEB 7.625% 3/01/97 708160BL9
Payment Dates	March/September
Current Principal Balance	$54,500,000.00
Annual Coupon Rate (Fixed)	7.62500%
Interest Payment Received	$2,077,812.50
Additional Information	
Trustee Fees	$2,000.00
Expense Account Deposit	$3,499.50

	Original Ratings			Current Ratings			
CUSIP	Moody's	S & P		Moody's	Date	S & P	Date
80412E202	Baa3	BBB-		Caa2	30-May-13	CCC-	10-May-13
80412EAA1	Baa3	BBB-		n/a	n/a	CCC-	16-May-13
Underlying Security	Baa3	BBB-		Caa2	14-May-13	CCC-	16-May-13

*The Trustee shall not be held responsible for the selection or use of the CUSIP number nor is any representation made as to its correctness.
It is included for the convenience of the Holders.